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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             For the month of April

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:  /s/ Leonard Fertig
     ----------------------------
     Leonard Fertig
     Chief Executive Officer

Date:  April 26, 2005

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     FUTUREMEDIA ANNOUNCES APPOINTMENT OF STEPHEN COPELAND TO VICE PRESIDENT
                                CONSUMER SERVICES

   -Responsibilities Include Management of HCI Programs Which are Expected to
            Double Their Subscriber Base Over the Next Twelve Months-

    BRIGHTON, England, April 26 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning content and benefits services provider, today announced the appointment of Stephen Copeland to Vice President Consumer Services.

    Mr. Copeland will be responsible for managing the delivery of employee benefit services and products to the Company's growing base of employee homes. Previously, Stephen Copeland served as Director Operations for the Company. Futuremedia today serves over 27,000 subscribers to its HCI programs and this number is expected to double over the next twelve months.

    Futuremedia also announced today that Carl Kleman has resigned from the Futuremedia plc Board of Directors effective April 22, 2005, however, he will continue to assist the Company as a consultant to Futuremedia's business in Scandinavia and serve on the Board of Open Training, the Company's e-learning subsidiary in Sweden.

    In addition, David Welham has resigned from his position as Managing Director, Content and Services, effective April 22, 2005. Previously, Mr. Welham served as Managing Director of Futuremedia Learning.

    Leonard M. Fertig, Chief Executive Officer of Futuremedia, said, "I would like to congratulate Stephen Copeland on his appointment. He has exhibited the organizational skills and management talents to take on the challenge of this rapidly expanding area of responsibility and the fastest growing part of our business. I would also like to express the appreciation and gratitude of the Company to Messrs. Kleman and Welham and wish them well in their future endeavors."

    Mr. Copeland has been employed by Futuremedia since 2002 and has been an integral part of the management team having served as Operations Director and Head of Productions. From 1997 to 2002 he served as Chief Operating Officer of XL Entertainment Plc, a producer and distributor of television programming. While at XL Entertainment he was responsible for day-to-day operations, financing and budgeting. In addition, Mr. Copeland has held senior management positions with PalmTeach Ltd, a media-based training company and IPAR Ltd, a producer of television programming content.

    About Futuremedia:

    Futuremedia plc is a leading provider of value-driven e-learning content and services to employers and employees. The Company has a proven track record of developing and providing tailored, fully managed outsourced benefit programs for large organizations and is a leader in the UK's Home Computing Initiative Program. Futuremedia's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

    Through its Learning For All(TM) (LFA) service offering, the Company is a pioneer and leader in the creation, development and delivery of employee benefits programs that fall under the government Home Computing Initiative
(HCI). A fully managed service, Futuremedia provides employees with access to an Internet-ready, fully installed home computer with on-line learning content at a discounted cost through government tax incentives. Futuremedia currently serves more than 20 corporations and institutions and over 27,000 enrolled employees through its HCI initiatives. Futuremedia has also expanded its employee tax benefits management program to include services offered under the childcare voucher system and tax-free bicycle initiatives in the UK. Futuremedia plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: http://www.ukhomecomputing.co.uk.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the expected benefits that new members of management and the Board of Directors will bring to the Company and the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in the Board of Directors and management, risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             04/26/2005
    /CONTACT:  Mike Smargiassi or Corey Kinger, both of Brainerd
Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk/
    /Web site:  http://www.futuremedia.co.uk